Exhibit 99.(a)(1)(C)

iSTAR Financial Corp.

June 12, 2015

Dear HPU Holders,

We are pleased to report that our Board of Directors has approved offering all HPU holders the opportunity to achieve current liquidity for their HPUs.  The enclosed Offer to Exchange provides you with the specific terms and conditions of the offer, but in summary we are offering to exchange up to all outstanding HPUs for $8.00 in cash per each common stock equivalent underlying the HPUs.  Alternatively, HPU holders may elect to exchange HPUs for $8.00 worth of regular iStar common stock (which will be listed and available for trading on the NYSE) per underlying common stock equivalent, or a combination of cash and stock.

As you know, eligible employees of iStar were initially offered the opportunity to purchase HPUs beginning in 2002.  Three of the series of HPUs that we issued achieved their performance hurdles and participated in dividends paid on our common stock, based on each series’ respective performance.  We have not paid a common stock dividend since July 2008; therefore, the HPU holders have similarly received no payments on their HPUs.  While the declaration of dividends remains a matter of discretion for our Board of Directors, as we have disclosed in our public SEC filings, we have a sizable net operating loss (NOL) which will allow us to retain earnings for the foreseeable future rather than distribute them, including during periods when we generate positive net income.  Many of you have reached out to us from time to time to express a desire for some liquidity for your HPUs, and we believe this offering will provide you with additional liquidity options while also having positive benefits for the company.

We encourage you to review the Offer to Exchange and related materials.  The materials that we are sending you include a statement reminding you of the number of HPUs that you own and the common stock equivalents underlying them.  If you have any questions, we encourage you to reach out to Geoff Dugan at 415-263-8659 or to me at any time.

/s/ Jay Sugarman
Jay Sugarman
Chairman and Chief Executive Officer